NEWS RELEASE

Augusta Engages Advisors to Assist in Responding to Unsolicited Hudbay Offer

Toronto, Ontario, February 12, 2014 – Augusta Resource Corporation (TSX/NYSE MKT: AZC) (“Augusta” or “Company”) announced today that its Board of Directors has engaged Scotiabank and TD Securities Inc., as financial advisors, and Davies Ward Phillips & Vineberg LLP and Cravath, Swaine & Moore LLP, as legal advisors, to assist in responding to the unsolicited offer of Hudbay Minerals Inc. (“Hudbay”) to acquire the outstanding common shares of Augusta.

The Board of Directors of the Company is in the process of reviewing and evaluating the Hudbay offer and related take-over bid circular with its financial and legal advisors and will communicate a recommendation to shareholders as soon as possible. Shareholders are urged to defer making any decision in respect of the Hudbay offer until the Board has had an opportunity to fully review the Hudbay offer and to make a formal recommendation as to its merits. Shareholders will be promptly notified of any recommendation by the Board through a news release and circular in accordance with applicable securities laws.

“We will make every effort to maximize value for the benefit of Augusta's shareholders in response to Hudbay's unsolicited offer,” said Gil Clausen, Augusta’s president and CEO. “Augusta's Rosemont project is widely recognized as one of the best undeveloped copper projects in the world given its significant size, attractive operating and capital costs and its location in the US. Further, we have a management team with a tangible track record of execution in major projects and open pit mining operations in the US, with a realistic low-cost project financing plan in place. Collectively, this distinguishes Augusta as a unique and superior company, which our shareholders recognize. They have been loyal and supportive over the years. Permitting completion is expected in the second quarter of this year. Hudbay realizes that final permits are imminent, hence their move. Our shareholders deserve to be paid full value, and we are confident that they will accept no less.”

ABOUT AUGUSTA
Augusta is a base metals company focused on advancing the Rosemont Copper deposit near Tucson, Arizona. Rosemont hosts a large copper/molybdenum reserve that would account for about 10% of US copper output once in production (for details refer to www.augustaresource.com). The exceptional experience and strength of Augusta’s management team, combined with the developed infrastructure and robust economics of the Rosemont project, propels Augusta to becoming a solid mid-tier copper producer. The Company trades on the Toronto Stock Exchange and the NYSE MKT under the symbol AZC.

Contact Information
Augusta Resource Corporation
Letitia Cornacchia, Vice President,
Investor Relations and Corporate Communications
Tel: (416) 860 6310
Email: lcornacchia@augustaresource.com

181 Bay Street, 2nd Floor
Heritage Building
Toronto, ON M5J 2T3
T: 416 860 6310
E: info@augustaresource.com

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION

Certain of the statements made and information contained herein may contain forward-looking statements within the meaning of U.S. federal securities laws and forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking statements and forward-looking information include, but are not limited to statements concerning: expectations surrounding, short term financing, future project financings or refinancing; the Company’s plans at the Rosemont Project including timing for final permits and construction; estimated production; and capital and operating and cash flow estimates. Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; speculative nature of exploration activities; periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of processing and mining equipment; labour disputes; supply problems; commodity price fluctuations; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees; as well as those factors discussed in the section entitled "Risk Factors" in the Company's Annual Information Form dated March 25, 2013. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company disclaims any intent or obligation to update forward-looking statements or information except as required by law, and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the United States.

181 Bay Street, 2nd Floor
Heritage Building
Toronto, ON M5J 2T3
T: 416 860 6310
E: info@augustaresource.com